VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

04030799

2 June 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

SEC MAIL PROCESSING
RECEIVED
JUN 08 2004
WASH. D.C. 187 SECTION

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

SUPPL

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

S Hulls
Corporate Administrator

dlw 6/18

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PETER EDWIN FOO
Date of last notice	29 April 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	30 April to 3 May 2004
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

e of Director: PETER EDWIN F
e of Company: VILLAGE ROADSHOW LIMITED
e and Type of Security: ORDINARY SHARES

CTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
AL		0			

ECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
AL		0			

ame of Director: PETER EDWIN FC
ame of Company: VILLAGE ROADSHUW LIMITED
ame and Type of Security: A CLASS PREFERENCE SHARES

IRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
eter Edwin Foo	5,000 (3,500) (1,500)	0	30-Apr-04 03-May-04	$1.26 $1.27	
OTAL		0			

IRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
OTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

11 May 2004

ON MARKET BUY BACK OF A CLASS PREFERENCE SHARES

The Directors of Village Roadshow Ltd ("VRL") announce that the Company has completed its on market buy back of A Class Preference Shares which was announced to the market on 7 April 2004.

VRL today purchased a total of 50 million Preference Shares at an average price of $1.30. When combined with the buy back of 90,086,114 Preference Shares completed on 26 March 2004, VRL has bought back a total of 140,086,114 Preference Shares at an average price of $1.21 per share.

The Directors of VRL confirm that this now completes the Company's current buy back programme of A Class Preference Shares.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On Market
2	Date Appendix 3C was given to ASX	8 April 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received		50,000,000
4	Total consideration paid or payable for the shares		$65,044,215.75

	Before previous day	**Previous day**
5 If buy-back is an on-market buy-back	highest price paid: date: lowest price paid: date:	highest price paid: $1.30 lowest price paid: $1.28 highest price allowed under rule 7.33: $1.3335

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Nil

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 12 May 2004
Company Secretary

Print name: Shaun L Driscoll

Rule 3.8A

Appendix 3F

Final share buy-back notice
(*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	On Market

Details of all shares bought back

2	Number of shares bought back	50,000,000 A Class Preference Shares.
3	Total consideration paid or payable for the shares	$65,044,215.75
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: $1.30 date: 11 May 2004 lowest price: $1.28 date: 11 May 2004

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is ~~not contained~~ in, or attached to, this form.

Sign here: .... Date: 12 May 2004.
Company Secretary

Print name: Shaun L Driscoll

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

ASIC
Australian Securities & Investments Commission

Change to company details

Form 484 — Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

RECEIVED JUN 08 2004 PROCESSING SECTION 187

Use this form to notify ASIC of:
C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
VILLAGE ROADSHOW LIMITED

ACN/ ABN
010 670 054

Is this document being lodged to update the Annual Company Statement that was sent to you?

[ ] Yes
[x] No

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Continues on next page...

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional.

	C1 - Change to share structure table	C2 - Issue of shares	C3 - Cancellation of shares	C4 - Change to members register
Issue of shares				
☐ Proprietary company	✓	✓	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	✓	Not required	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	Not required	Not required	✓	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	✓	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

☐ **No** (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back only
- [X] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
APRF	50,000,000	$65,044,215.75

Earliest date of change

Please indicate the earliest date that any of the above changes occured

14 / 05 / 04
[D D] [M M] [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date ☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date ☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ *Family name* ______ *Given names* ______

OR

☐ Company name ______

ACN/ ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

SHAUN L. DRISCOLL

Capacity

☐ Director

☒ Company secretary

Signature

[signature]

Date signed

1 4 / 0 5 / 0 4
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

ASIC registered agent number

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

☐ Signatory above

☐ ASIC registered agent above

☒ Name of lodging party

R. COSENTINO

Office, unit, level, or PO Box number

Street number and Street name

206 BOURKE STREET

Suburb/City: MELBOURNE

State/Territory: VIC

Postcode: 3000

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

(03) 9667 6534

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

28 May 2004

VILLAGE ROADSHOW ANNOUNCES BUY-BACK OF UP TO 10% OF ORDINARY SHARES

The Directors of Village Roadshow Ltd ("VRL") have today resolved to proceed with an on-market buy back of up to 10% of its issued Ordinary shares (approximately 23.5m shares).

The buy back will be funded primarily out of new and existing undrawn credit facilities recently negotiated by the Village Roadshow Group.

Managing Director, Mr Graham Burke said: "In the Scheme Booklet issued to all shareholders on 12 December, 2003, shareholders were informed that the Board had been independently advised that the capital structure of VRL was a significant impediment to the reflection of VRL's underlying value in share market prices. Despite the particular Scheme not gaining the necessary approval, the Company has a stated aim that the restructure of its capital base remains a priority.

The Company subsequently bought back on market approximately 140m of its A Class Preference shares for $169.4m, thereby giving Preference shareholders the opportunity to sell their shares if they wished to do so. Shareholders should note that if the proposed Scheme of Arrangement had proceeded as planned, the Company would have made payments totalling $171m in the first calendar year (up–front payment of A$62.6m, interest of A$25m and loan amortisation of A$83.4m).

To further balance the Company's capital structure, the Directors now believe a 10% buy back of Ordinary shares is appropriate, consistent with its stated goals and given the new debt profile, fiscally prudent."

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

ASIC registered agent number

lodging party or agent name R Cosentino

office, level, building name or PO Box no.

street number & name 206 Bourke Street

suburb/city Melbourne state/territory Vic postcode 3000

telephone (03) 9667 6534

facsimile (03) 9653 1931

DX number suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

Notice of
intention to carry out a share buy-back

form **281**
Corporations Act 2001
257F(2)(b)

Company name Village Roadshow Limited

A.C.N. 010 670 054

Type of share buy-back tick the appropriate box	**Buy back details** fill in details for the type of buy back selected	**When is this form required**
☐ **Employee share scheme** within 10/12 limit	proposed date for buy back agreement to be entered into on or about / /	always required
☐ **Employee share scheme** over 10/12 limit	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☒ **On market** within 10/12 limit	period of buy back / / to / / UNLIMITED (SEE ASX ANNOUNCEMENT 28/05/04)	always required
☐ **On market** over 10/12 limit	period of buy back / / to / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **Equal access buy back** within 10/12 limit	proposed date for buy back agreement to be entered into on or about / /	not always required, see note 2
☐ **Equal access buy back** over 10/12 limit	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **Selective buy back**	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2

Notes

1. If required, a form 281 must be lodged at least 14 days before;
   (a) if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
   (b) if it is not - the agreement is entered into (s. 257F).
2. A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:
   * the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
   * in the case of an equal access or a selective buy back, if the company lodges the documents referred to in s. 257E less than 14 days before the relevant date.

   For the purposes of Note 2 "relevant date" means:
   * if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
   * if it is not - the agreement is entered into (s. 257F).
3. If a resolution is to be passed by way of a circular to all members which complies with s. 249A, an estimated last date for signing the circular can be inserted.

Signature

I certify that information in this form is true and correct and the attached documents marked ( ) are true copies.

print name S L Driscoll capacity Secretary

sign here date 28 / 08 / 04

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

BUY-BACK PROCEDURE - GENERAL
Section 257B

The following table specifies the steps required for, and the sections (and forms) that apply to, the different types of buy-back.

Procedures (and sections applied)	Minimum holding	Employee share scheme		On-Market		Equal access scheme		Selective buy-back
		within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	
Ordinary resolution [257C]			YES		YES		YES	
Special/unanimous resolution [257D]								YES
Lodge offer documents with ASC [257E]						YES	YES	YES
14 days notice [257F]		YES	YES	YES	YES	YES	YES	YES
Disclose relevant information when offer made [257G]						YES	YES	YES
Cancel shares [257H]	YES	YES	YES	YES	YES	YES	YES	YES
Notify cancellation to ASC [254Y]	YES	YES	YES	YES	YES	YES	YES	YES
FORM 280	NO	NO	YES	NO	YES	YES	YES	YES
FORM 281	NO	YES	see note 2	YES	see note 2	see note 2	see note 2	see note 2

NOTE 1: Subsections (2) and (3) of Section 257B explain what an 'equal access scheme' is. The 10/12 limit is the 10% in 12 months limit laid down in subsections (4) and (5). Subsections (6) & (7) of this section explain what an 'on-market buy-back' is. See section 9 for definitions of '**minimum holding buy- back**', '**employee share scheme buy-back**' and '**selective buy-back**'.

NOTE 2: A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:

- the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
- in the case of an equal access or a selective buy back, if the company lodges the documents referred to in S. 257E less than 14 days before the relevant date.

For the purposes of note 2 ", relevant date" means:

- if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
- if it is not - the agreement is entered into (S. 257F).

Rule 3.8A

Appendix 3C

Announcement of buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On Market
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary Shares
3	Voting rights *(eg, one for one)*	Voting (one for one)
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully Paid
5	Number of shares in the +class on issue	234,903,107
6	Whether shareholder approval is required for buy-back	No
7	Reason for buy-back	As advised in announcement to ASX on 28 May 2004

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	None, other than as set out in 7. above and previously disclosed to the market

On-market buy-back

9	Name of broker who will act on the company's behalf	Merrill Lynch Securities Australia Limited
10	Deleted 30/9/2001.	N/A
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	23,490,000 Ordinary shares
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	The Company intends that the buy-back be of unlimited duration
13	If the company intends to buy back shares if conditions are met - those conditions	N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back	N/A
15	Price to be offered for shares	N/A

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A
20	Total number of shares proposed to be bought back if all offers are accepted	N/A
21	Price to be offered for shares	N/A
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not ~~contained in~~, or attached to, this form.

Sign here: .... Date: 28 May 2004
Company Secretary

Print name: S L Driscoll

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